UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Mirion Technologies, Inc.
(f/k/a GS Acquisition Holdings Corp II )
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Tom Knott
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,525,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,525,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,525,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 16,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 8,500,000 shares of Class A Common Stock underlying private placement warrants that, upon the consummation of the Issuer’s October 20, 2021 business combination (the “Business Combination”), became exercisable within 30 days following that date.  See Item 5.

(2)
Based on 199,523,292 shares of Class A Common Stock outstanding upon the consummation of the Business Combination, as reflected in the Form 8-K filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on October 25, 2021, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants.  See Item 5.

1	NAMES OF REPORTING PERSONS
GSAM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
46,750,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.5% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 38,250,000 shares of Class A Common Stock (among which the Reporting Person shares investment power as to 16,025,000 shares), and (ii) 8,500,000 shares of Class A Common Stock underlying private placement warrants that, upon the consummation of the October 20, 2021 Business Combination, became exercisable within 30 days following that date.  See Item 5.

(2)
Based on 199,523,292 shares of Class A Common Stock outstanding upon the consummation of the Business Combination, as reflected in the Form 8-K filed by the Issuer with the SEC on October 25, 2021, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants.  See Item 5.

1	NAMES OF REPORTING PERSONS
GSAH II PIPE Investors Employee LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,199,900 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,199,900 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 17,199,000 shares of Class A Common Stock. See Item 5.
(2)
Based on 199,523,292 shares of Class A Common Stock outstanding upon the consummation of the Business Combination, as reflected in the Form 8-K filed by the Issuer with the SEC on October 25, 2021.  See Item 5.

ITEM 1.  SECURITY AND ISSUER
This Statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1218 Menlo Drive, Atlanta, Georgia, 30318.
ITEM 2.  IDENTITY AND BACKGROUND

(a)	Name of Entity and Person Filing:

This Statement is being filed by the following persons (the “Reporting Persons”):

(i)	GS Sponsor II LLC (the “Sponsor”);
(ii)	GSAM Holdings LLC (“Holdings”); and
(iii)	GSAH II PIPE Investors Employee LP (“GSAH II PIPE Investors”);

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.  This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934.

(b)
The address of the principal business office of the Sponsor, Holdings and GSAH II PIPE Investors is 200 West Street, New York, New York, 10282.  The executive officers and directors of each of the Reporting Persons and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)	Present Principal Occupation and Employment

The Sponsor was formed and registered for the object and purpose of (a) acting as the sponsor of, or in a similar role thereto, GS Acquisition Holdings Corp II (the “Company”), a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”), (b) investing in, owning and holding one or more legal and beneficial interests in the Company or any successor entity formed by its Initial Business Combination, and (c) making loans or other advances to the Company.  Holdings is a holding company that is principally engaged as the general partner or managing member of investment vehicles. Holdings is the managing member of the Sponsor.  The principal business of GSAH II PIPE Investors is serving as a private investment fund.  A subsidiary of Holdings serves as the general partner of GSAH II PIPE Investors.  Holdings is a wholly owned subsidiary of The Goldman Sachs Group, Inc.

(d)	Criminal Convictions

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the last five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Sponsor is a Delaware limited liability company, Holdings is a Delaware limited liability company, and GSAH II PIPE Investors is a Delaware limited partnership.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In July 2018, the Sponsor purchased 575 shares of Class B common stock, par value $0.0001 per share (the “Founder Shares”) for an aggregate price of $5,000.  On April 17, 2020, the Company conducted a 1:5000 stock split, resulting in the Sponsor holding 2,875,000 Founder Shares. Subsequently, on June 11, 2020, the Company conducted a 1:7 stock split, resulting in the Sponsor holding 20,125,000 Founder Shares, as well as an increase in the authorized shares of Class B common stock to 50,000,000.  On June 29, 2020, the Sponsor transferred, for no value, 1,325,000 of its Founder Shares to GS Acquisition Holdings II Employee Participation LLC (“Employee Participation 1 LLC”), an affiliate of the Sponsor. The 20,125,000 Founder Shares included an aggregate of up to 2,625,000 shares that were subject to forfeiture if the underwriters’ option to purchase additional shares was not exercised in full by the underwriters to maintain the number of Founder Shares equal to 20% of the outstanding shares upon completion of the Company’s initial public offering (the “Public Offering”).  The Public Offering closed on July 2, 2020.  Simultaneously with the closing of the Public Offering, the Sponsor purchased from the Company, in a private placement, an aggregate of 8,500,00 warrants (the “Private Placement Warrants”), each exercisable to purchase one share of the Company’s Class A Common Stock, at an exercise price of $11.50 per share, at a price of $2.00 per Private Placement Warrant.

Following the underwriters’ partial exercise of the option to purchase additional shares, 1,375,000 Founder Shares were forfeited on August 13, 2020, at no cost in order to maintain the number of Founder Shares of 18,750,000 equal to 20% of the outstanding shares of common stock, upon the completion of the Public Offering.

Concurrently with the June 17, 2021 execution of the Business Combination Agreement (as defined below), the Company entered into a subscription agreement with Holdings (the “Subscription Agreement”), pursuant to, and on the terms and subject to the conditions of which, Holdings subscribed for 20,000,000 PIPE Shares of the Company’s Class A Common Stock for an aggregate purchase price equal to $200,000,000, subject to Holdings’ rights to syndicate prior to the closing of the Business Combination Agreement (such subscription, the “PIPE Investment”).

Prior to the October 20, 2021 closing of the Business Combination (the “Closing Date”), Holdings syndicated 17,199,000 shares of Class A Common Stock from its PIPE Investment pursuant to an October 8, 2021 assignment and subscription agreement with GSAH II PIPE  Investors, 2,300,000 shares of Class A Common Stock from its PIPE Investment pursuant to an October 8, 2021 assignment and subscription agreement with NRD PIPE Investors LP (“NRD”), and 500,000 shares of Class A Common Stock from its PIPE Investment pursuant to an October 15, 2021 assignment and subscription agreement with entities affiliated with Lawrence Kingsley, chair of the Issuer’s Board, in each case at a price of $10.00 per share (the “Assignment and Subscription Agreements”).  The PIPE Investment was consummated substantially concurrently with the Closing Date.    The limited partners in each of GSAH II PIPE Investors and NRD will have the right to request that the applicable entity use its reasonable efforts to sell a portion of the registrable securities held by such entity.

On October 20, 2021, the Sponsor separately transferred, for no value, 1,400,000 of its Founder Shares to GS Acquisition Holdings II Employee Participation 2 LLC (“Employee Participation 2 LLC,” and together with “Employee Participation 1 LLC,” the “Employee Participation Vehicles”), an affiliate of the Sponsor.  Funds for the purchase of securities reported herein by the Reporting Persons were derived from available working capital of the Sponsor, GSAH II PIPE Investors, and NRD.

The description of the June 17, 2021 Subscription Agreement, the October 8, 2021 Assignment and Subscription Agreements, and the October 15, 2021 Assignment and Subscription Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreements, the form of which are included as exhibits hereto and incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

The information set forth in Item 3 of this Statement is incorporated by reference into this Item 4.

On the Closing Date, the Issuer (formerly known as GS Acquisition Holdings Corp II), consummated its previously announced business combination (the “Business Combination”) pursuant to that certain business combination agreement, dated as of June 17, 2021 (as amended, the “Business Combination Agreement”), by and among GS Acquisition Holdings Corp II, Mirion Technologies (TopCo), Ltd, a Jersey private company limited by shares (“Mirion TopCo”), CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP and CCP IX Co-Investment No. 2 LP (collectively, the “Charterhouse Parties”) and the other holders of A Ordinary Shares and B Ordinary Shares of Mirion TopCo from time to time becoming a party thereto by executing a Joinder Agreement (each, a “Joining Seller” and collectively, the “Joining Sellers” and, together with each Supporting Mirion Holder, each, a “Seller” and, collectively, the “Sellers,” and the transactions contemplated by the Business Combination Agreement, the “Transactions”).

Pursuant to their terms, the Class B Common Stock converted automatically, on a one-for-one basis, upon the consummation of the Business Combination.  In addition, certain material conditions to the exercisability of the Private Placement Warrants were satisfied upon the occurrence of the Business Combination and these warrants became exercisable (including by cash settlement) within 30 days following the Closing Date.

Second Amended & Restated Sponsor Agreement

In connection with the execution of the Business Combination Agreement, the Company amended and restated that letter agreement, originally dated June 29, 2020 and as previously amended and restated on June 17, 2021, by and among the Company, the Sponsor, Holdings, and the Employee Participation Vehicles (collectively, the “Insiders”), pursuant to which, among other things, the Insiders agreed (i) to vote any shares of the Issuer’s securities in favor of the Business Combination and other Business Combination proposals, (ii) not to redeem any shares of the Issuer’s Class A common stock or the Issuer’s Class B common stock, in connection with the optional stockholder redemption, and (iii) to certain transfer restrictions.  This description of the Second Amended and Restated Sponsor Agreement does not purport to be complete and is qualified in its entirety by the full text of the Second Amended and Restated Sponsor Agreement, which is included as an exhibit hereto and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

On the Closing Date, the Issuer entered into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with the Sponsor, the Employee Participation Vehicles, GSAH II PIPE Investors and NRD (together with the Sponsor and the Employee Participation Vehicles, the “GS Holders”), and the Sellers (collectively, with each other person who has executed and delivered a joinder thereto, the “RRA Parties”), pursuant to which the RRA Parties are entitled to registration rights in respect of certain shares of the Class A common stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time. The material terms of the Amended and Restated Registration Rights Agreement are described in the section of the Proxy Statement entitled “Proposal No. 1—Approval of the Business Combination—Related Agreements—Amended and Restated Registration Rights Agreement” beginning on page 179, which is incorporated herein by reference. The above description of the Amended and Restated Registration Rights Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, which is included as an exhibit hereto and incorporated herein by reference.

GS Director Nomination Agreement

On the Closing Date, in connection with the consummation of the Business Combination, the Issuer and the Sponsor entered into a director nomination agreement (the “GS Director Nomination Agreement”) that provides the Sponsor with a right to nominate two (2) directors to the Board.  The material terms of the GS Director Nomination Agreement are described in the section of the Proxy Statement entitled “Certain Relationships and Related Persons Transactions” beginning on page 336, which is incorporated herein by reference. The above description of the GS Director Nomination Agreement, including the description in the Proxy Statement referenced above, does not purport to be complete and is qualified in its entirety by the full text of the GS Director Nomination Agreement, which is included as an exhibit hereto and incorporated herein by reference.

The Reporting Persons acquired securities prior to and in connection with the Business Combination for the purpose of funding the operations of the Issuer (prior to the Business Combination) and the Business Combination and in the belief that they represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Issuer’s Class A Common Stock at prices that would make the purchase or sale of the Issuer’s Class A Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Issuer’s Class A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, except that in respect of shares of the Issuer’s Class A Common Stock held by GSAH II PIPE Investors and NRD, the limited partners in each of GSAH II PIPE Investors and NRD will have the right to request that the applicable entity use its reasonable efforts to sell a portion of the shares of Class A Common Stock held by such entity.

        No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Class A Common Stock, selling some or all of their Class A Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Class A Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.
ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
(a) and (b)

The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is based upon the 199,523,292 shares of Class A Common Stock outstanding upon the October 20, 2021 consummation of the Business Combination, as reflected in the Form 8-K filed by the Issuer with the SEC on October 25, 2021, together with, where such Reporting Person beneficially owns the private placement warrants, 8,500,000 shares of Class A Common Stock underlying the private placement warrants.

GSAH II PIPE Investors has the shared power to vote or direct the vote of the 17,199,900 shares of Class A Common Stock of which it is the record owner.

The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of (i) the 16,025,000 shares of Class A Common Stock of which it is the record owner, and (ii) the 8,500,000 shares of Class A Common Stock that it has the right to acquire, within sixty days, upon conversion of the Private Placement Warrants of which it is the record owner.

Holdings is the managing member of the Sponsor and may be deemed to have beneficial ownership over (i) the shares of Class A Common Stock of which the Sponsor is the record owner, and (ii) the shares underlying the Private Placement Warrants of which the Sponsor is the record owner.  In addition, each of Employee Participation 1 LLC and Employee Participation 2 LLC are managed by a subsidiary of Holdings and, as a result, Holdings may be deemed to beneficially own (i) the 1,325,000 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, and (ii) the 1,400,000 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner.  A subsidiary of Holdings also serves as the general partner and manager of each of GSAH II PIPE Investors and NRD (together the “PIPE Participation LLCs”) and, as a result, Holdings may be deemed to beneficially own the 19,500,000 shares of Class A Common Stock held of record by the PIPE Participation LLCs (as to which Holdings shares only voting power).

(c)

Except as set forth in this Statement, the Reporting Persons have not engaged in any transactions in the Issuer’s Class A Common Stock during the 60-day period ended November 1, 2021.

(d)

Certain employees of affiliates of Goldman Sachs & Co. LLC hold and may in the future be awarded certain contingent interests in the Issuer securities held by the Employee Participation Vehicles.  Further, the limited partners in each of GSAH II PIPE Investors and NRD are ultimately entitled to amounts payable in respect of the Issuer securities held by those entities.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 3, 4 and 5 of this Statement are incorporated by reference into this Item 6.  Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.  The descriptions herein of the Second Amended and Restated Sponsor Agreement, the Amended and Restated Registration Rights Agreement, the Director Nomination Agreement, the Subscription Agreement, and the Assignment and Subscription Agreements are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto.  Other than the agreements described in Item 4, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of November 1, 2021.

Exhibit 99.2
Second Amended and Restated Sponsor Agreement, dated as of October 20, 2021, by and among GS Acquisition Holdings Corp II, GS Sponsor II LLC, GSAM Holdings LLC, GS Acquisition Holdings II Employee Participation LLC and GS Acquisition Holdings II Employee Participation 2 LLC (incorporated by referenced to Exhibit 10.2 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.3
Amended and Restated Registration Rights Agreement, dated October 20, 2021, by and among Mirion Technologies, Inc., GS Sponsor II LLC, GS Acquisition Holdings II Employee Participation LLC, GS Acquisition Holdings II Employee Participation 2 LLC, GS II PIPE Investors Employee LP, NRD PIPE Investors LP, and certain other security holders named therein (incorporated by referenced to Exhibit 10.3 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.4
Director Nomination Agreement, dated October 20, 2021, by and between the Company and GS Sponsor II, LLC (incorporated by referenced to Exhibit 10.5 of the Form 8-K filed by the Issuer with the SEC on October 25, 2021).

Exhibit 99.5
Subscription Agreement, dated June 17, 2021 between GS Acquisition Holdings Corp II and GSAM Holdings LLC (incorporated by reference to the Form of Subscription Agreement filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on June 21, 2021).

Exhibit 99.6	Form of October 8, 2021 Assignment and Subscription Agreement.

Exhibit 99.7	Form of October 15, 2021 Assignment and Subscription Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2021
GS SPONSOR II LLC

By:	/s/ Thomas R. Knott
Name: Thomas R. Knott
Title: Authorized Signatory

GSAM Holdings LLC

By:	/s/ Thomas R. Knott
Name: Thomas R. Knott
Title: Authorized Signatory

GSAH II PIPE Investors Employee LP

By:	Goldman Sachs & Co. LLC,
its investment manager

By:	/s/ Thomas R. Knott
Name: Thomas R. Knott
Title: Authorized Signatory